Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cowen Inc.:
We consent to the incorporation by reference in the registration statement filed on March 7, 2019 on Form S-8 of Cowen Inc. of our report dated March 6, 2019, with respect to the consolidated statement of financial condition of Cowen Inc. and subsidiaries as of December 31, 2018 and December 31, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 Form 10 K of Cowen Inc.

/s/ KPMG LLP
New York, New York
March 7, 2019